PAGE 1 OF 18 PAGES

                    Securities and Exchange Commission

                         Washington, D.C.  20549


                               Schedule 13D


                Under the Securities Exchange Act of 1934

                          Rohm and Haas Company
                          ---------------------
                             (Name of Issuer)

                               Common Stock
                      ------------------------------
                      (Title of Class of Securities)

                               775371-10-7
                              --------------
                              (CUSIP Number)

                             Justin P. Klein
                  Ballard Spahr Andrews & Ingersoll, LLP
                      1735 Market Street, 51st Floor
                          Philadelphia, PA 19103
                              (215) 665-8500
                  --------------------------------------
                   (Name, Address and Telephone Number
                     of Person Authorized to Receive
                       Notices and Communications)


                            February 25, 1999
                   ------------------------------------
                   (Date of Event which Requires Filing
                            of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box. /   /


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER: 775371-10-7                                   PAGE 2 OF 18 PAGES

------------------------------------------------------------------------------
 1) Names of Reporting Persons; I.R.S. Identification Nos. (entities only) Otto Haas Income Trust dated December 20, 1945

------------------------------------------------------------------------------
 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) __X__
    (b) _____

------------------------------------------------------------------------------
 3) SEC Use Only

------------------------------------------------------------------------------
 4) Source of Funds (See Instructions)                                     N/A

------------------------------------------------------------------------------
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                   /   /

------------------------------------------------------------------------------
 6) Citizenship or Place of Organization                          Pennsylvania

------------------------------------------------------------------------------
                   7) Sole Voting Power                              2,301,048

   Number of      ------------------------------------------------------------
    Shares         8) Shared Voting Power                                    0
 Beneficially
   Owned by       ------------------------------------------------------------
Each Reporting     9) Sole Dispositive Power                         2,301,048
 Person With
                  ------------------------------------------------------------
                  10) Shared Dispositive Power                               0

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person     2,301,048

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)                            /   /
    Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)                    1.4%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)                            OO

------------------------------------------------------------------------------

CUSIP NUMBER: 775371-10-7                                   PAGE 3 OF 18 PAGES

------------------------------------------------------------------------------
 1) Names of Reporting Persons; I.R.S. Identification Nos. (entities only) Otto Haas Income Trust dated December 21, 1945

------------------------------------------------------------------------------
 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) __X__
    (b) _____

------------------------------------------------------------------------------
 3) SEC Use Only

------------------------------------------------------------------------------
 4) Source of Funds (See Instructions)                                     N/A

------------------------------------------------------------------------------
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                   /   /

------------------------------------------------------------------------------
 6) Citizenship or Place of Organization                          Pennsylvania

------------------------------------------------------------------------------
                   7) Sole Voting Power                             27,083,736

   Number of      ------------------------------------------------------------
    Shares         8) Shared Voting Power                                    0
 Beneficially
   Owned by       ------------------------------------------------------------
Each Reporting     9) Sole Dispositive Power                        27,083,736
 Person With
                  ------------------------------------------------------------
                  10) Shared Dispositive Power                               0

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person    27,083,736

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)                            /   /
    Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)                   16.2%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)                            OO

------------------------------------------------------------------------------

CUSIP NUMBER: 775371-10-7                                   PAGE 4 OF 18 PAGES

------------------------------------------------------------------------------
 1) Names of Reporting Persons; I.R.S. Identification Nos. (entities only) Otto Haas Charitable Trust dated August 3, 1955

------------------------------------------------------------------------------
 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) __X__
    (b) _____

------------------------------------------------------------------------------
 3) SEC Use Only

------------------------------------------------------------------------------
 4) Source of Funds (See Instructions)                                     N/A

------------------------------------------------------------------------------
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                   /   /

------------------------------------------------------------------------------
 6) Citizenship or Place of Organization                          Pennsylvania

------------------------------------------------------------------------------
                   7) Sole Voting Power                              5,819,580

   Number of      ------------------------------------------------------------
    Shares         8) Shared Voting Power                                    0
 Beneficially
   Owned by       ------------------------------------------------------------
Each Reporting     9) Sole Dispositive Power                         5,819,580
 Person With
                  ------------------------------------------------------------
                  10) Shared Dispositive Power                               0

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person     5,819,580

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)                            /   /
    Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)                    3.5%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)                            OO

------------------------------------------------------------------------------

CUSIP NUMBER: 775371-10-7                                   PAGE 5 OF 18 PAGES

------------------------------------------------------------------------------
 1) Names of Reporting Persons; I.R.S. Identification Nos. (entities only) Otto Haas Charitable Trust dated September 28, 1956

------------------------------------------------------------------------------
 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) __X__
    (b) _____

------------------------------------------------------------------------------
 3) SEC Use Only

------------------------------------------------------------------------------
 4) Source of Funds (See Instructions)                                     N/A

------------------------------------------------------------------------------
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                   /   /

------------------------------------------------------------------------------
 6) Citizenship or Place of Organization                          Pennsylvania

------------------------------------------------------------------------------
                   7) Sole Voting Power                             21,670,560

   Number of      ------------------------------------------------------------
    Shares         8) Shared Voting Power                                    0
 Beneficially
   Owned by       ------------------------------------------------------------
Each Reporting     9) Sole Dispositive Power                        21,670,560
 Person With
                  ------------------------------------------------------------
                  10) Shared Dispositive Power                               0

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person    21,670,560

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)                            /   /
    Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)                   12.9%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)                            OO

------------------------------------------------------------------------------

CUSIP NUMBER: 775371-10-7                                   PAGE 6 OF 18 PAGES

------------------------------------------------------------------------------
 1) Names of Reporting Persons; I.R.S. Identification Nos. (entities only) Phoebe W. Haas Charitable Trust (A) dated August 24, 1961

------------------------------------------------------------------------------
 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) __X__
    (b) _____

------------------------------------------------------------------------------
 3) SEC Use Only

------------------------------------------------------------------------------
 4) Source of Funds (See Instructions)                                     N/A

------------------------------------------------------------------------------
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                   /   /

------------------------------------------------------------------------------
 6) Citizenship or Place of Organization                          Pennsylvania

------------------------------------------------------------------------------
                   7) Sole Voting Power                              3,484,152

   Number of      ------------------------------------------------------------
    Shares         8) Shared Voting Power                                    0
 Beneficially
   Owned by       ------------------------------------------------------------
Each Reporting     9) Sole Dispositive Power                         3,484,152
 Person With
                  ------------------------------------------------------------
                  10) Shared Dispositive Power                               0

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person     3,484,152

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)                            /   /
    Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)                    2.1%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)                            OO

------------------------------------------------------------------------------

CUSIP NUMBER: 775371-10-7                                   PAGE 7 OF 18 PAGES

------------------------------------------------------------------------------
 1) Names of Reporting Persons; I.R.S. Identification Nos. (entities only) Phoebe W. Haas Charitable Trust (B) dated August 24, 1961

------------------------------------------------------------------------------
 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) __X__
    (b) _____

------------------------------------------------------------------------------
 3) SEC Use Only

------------------------------------------------------------------------------
 4) Source of Funds (See Instructions)                                     N/A

------------------------------------------------------------------------------
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                   /   /

------------------------------------------------------------------------------
 6) Citizenship or Place of Organization                          Pennsylvania

------------------------------------------------------------------------------
                   7) Sole Voting Power                              3,484,152

   Number of      ------------------------------------------------------------
    Shares         8) Shared Voting Power                                    0
 Beneficially
   Owned by       ------------------------------------------------------------
Each Reporting     9) Sole Dispositive Power                         3,484,152
 Person With
                  ------------------------------------------------------------
                  10) Shared Dispositive Power                               0

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person     3,484,152

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)                            /   /
    Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)                    2.1%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)                            OO

------------------------------------------------------------------------------

CUSIP NUMBER: 775371-10-7                                   PAGE 8 OF 18 PAGES

------------------------------------------------------------------------------
 1) Names of Reporting Persons; I.R.S. Identification Nos. (entities only) John C. Haas

------------------------------------------------------------------------------
 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) __X__
    (b) _____

------------------------------------------------------------------------------
 3) SEC Use Only

------------------------------------------------------------------------------
 4) Source of Funds (See Instructions)                                     N/A

------------------------------------------------------------------------------
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                   /   /

------------------------------------------------------------------------------
 6) Citizenship or Place of Organization                         United States

------------------------------------------------------------------------------
                   7) Sole Voting Power                                373,755

   Number of      ------------------------------------------------------------
    Shares         8) Shared Voting Power                        60,359,076(1)
 Beneficially
   Owned by       ------------------------------------------------------------
Each Reporting     9) Sole Dispositive Power                           373,755
 Person With
                  ------------------------------------------------------------
                  10) Shared Dispositive Power                   60,359,076(1)

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person 29,758,539(2)

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)                         / X /(2)
    Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)                   17.8%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)                            IN

------------------------------------------------------------------------------

(1) Includes 2,301,048 shares as a trustee of Otto Haas Income
Trust dated December 20, 1945; and 27,083,736 shares as a trustee of Otto Haas Income Trust dated December 21, 1945

(2) Mr. Haas disclaims beneficial ownership with respect to 5,819,580 shares as a trustee of Otto Haas Charitable Trust dated
August 3, 1955; 21,670,560 shares as a trustee of Otto Haas
Charitable Trust dated September 28, 1956; and 3,484,152 as a trustee of Phoebe W. Haas Charitable Trust (B) dated August 24, 1961.

CUSIP NUMBER: 775371-10-7                                   PAGE 9 OF 18 PAGES

------------------------------------------------------------------------------
 1) Names of Reporting Persons; I.R.S. Identification Nos. (entities only) John O. Haas

------------------------------------------------------------------------------
 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) __X__
    (b) _____

------------------------------------------------------------------------------
 3) SEC Use Only

------------------------------------------------------------------------------
 4) Source of Funds (See Instructions)                                     N/A

------------------------------------------------------------------------------
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                   /   /

------------------------------------------------------------------------------
 6) Citizenship or Place of Organization                         United States

------------------------------------------------------------------------------
                   7) Sole Voting Power                                282,192

   Number of      ------------------------------------------------------------
    Shares         8) Shared Voting Power                        60,453,762(1)
 Beneficially
   Owned by       ------------------------------------------------------------
Each Reporting     9) Sole Dispositive Power                           282,192
 Person With
                  ------------------------------------------------------------
                  10) Shared Dispositive Power                   60,453,762(1)

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person    60,735,954

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)                            /   /
    Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)                   36.2%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)                            IN

------------------------------------------------------------------------------

(1) Includes 94,686 shares held jointly with spouse;
27,083,736 shares as a trustee of Otto Haas Income Trust dated
December 21, 1945; 5,819,580 shares as a trustee of Otto Haas
Charitable Trust dated August 3, 1955; 21,670,560 shares as a trustee of Otto Haas Charitable Trust dated September 28, 1956; and 3,484,152 as a trustee of Phoebe W. Haas Charitable Trust (A) dated August 24, 1961.

CUSIP NUMBER: 775371-10-7                                  PAGE 10 OF 18 PAGES

------------------------------------------------------------------------------
 1) Names of Reporting Persons; I.R.S. Identification Nos. (entities only) William D. Haas

------------------------------------------------------------------------------
 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) __X__
    (b) _____

------------------------------------------------------------------------------
 3) SEC Use Only

------------------------------------------------------------------------------
 4) Source of Funds (See Instructions)                                     N/A

------------------------------------------------------------------------------
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                   /   /

------------------------------------------------------------------------------
 6) Citizenship or Place of Organization                         United States

------------------------------------------------------------------------------
                   7) Sole Voting Power                                131,598

   Number of      ------------------------------------------------------------
    Shares         8) Shared Voting Power                        60,545,838(1)
 Beneficially
   Owned by       ------------------------------------------------------------
Each Reporting     9) Sole Dispositive Power                           131,598
 Person With
                  ------------------------------------------------------------
                  10) Shared Dispositive Power                   60,545,838(1)

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person    60,677,436

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)                            /   /
    Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)                   36.2%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)                            IN

------------------------------------------------------------------------------

(1) Includes 186,762 shares held jointly with spouse;
27,083,736 shares as a trustee of Otto Haas Income Trust dated
December 21, 1945; 5,819,580 shares as a trustee of Otto Haas
Charitable Trust dated August 3, 1955; 21,670,560 shares as a trustee of Otto Haas Charitable Trust dated September 28, 1956; and 3,484,152 as a trustee of Phoebe W. Haas Charitable Trust (A) dated August 24, 1961.

CUSIP NUMBER: 775371-10-7                                  PAGE 11 OF 18 PAGES

------------------------------------------------------------------------------
 1) Names of Reporting Persons; I.R.S. Identification Nos. (entities only) Thomas W. Haas

------------------------------------------------------------------------------
 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) __X__
    (b) _____

------------------------------------------------------------------------------
 3) SEC Use Only

------------------------------------------------------------------------------
 4) Source of Funds (See Instructions)                                     N/A

------------------------------------------------------------------------------
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                   /   /

------------------------------------------------------------------------------
 6) Citizenship or Place of Organization                         United States

------------------------------------------------------------------------------
                   7) Sole Voting Power                                 55,923

   Number of      ------------------------------------------------------------
    Shares         8) Shared Voting Power                        60,898,266(1)
 Beneficially
   Owned by       ------------------------------------------------------------
Each Reporting     9) Sole Dispositive Power                            55,923
 Person With
                  ------------------------------------------------------------
                  10) Shared Dispositive Power                   60,898,266(1)

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person    60,954,189

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)                            /   /
    Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)                   36.4%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)                            IN

------------------------------------------------------------------------------

(1) Includes 488,781 shares held jointly with spouse; 50,409 shares held by spouse; 27,083,736 shares as a trustee of Otto Haas Income Trust dated December 21, 1945; 5,819,580 shares as a trustee of Otto Haas Charitable Trust dated August 3, 1955; 21,670,560 shares as a trustee of Otto Haas Charitable Trust dated September 28, 1956; and 3,484,152 as a trustee of Phoebe W. Haas Charitable Trust (A) dated August 24, 1961.

CUSIP NUMBER: 775371-10-7                                  PAGE 12 OF 18 PAGES

------------------------------------------------------------------------------
 1) Names of Reporting Persons; I.R.S. Identification Nos. (entities only) Carole F. Haas

------------------------------------------------------------------------------
 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) __X__
    (b) _____

------------------------------------------------------------------------------
 3) SEC Use Only

------------------------------------------------------------------------------
 4) Source of Funds (See Instructions)                                     N/A

------------------------------------------------------------------------------
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                   /   /

------------------------------------------------------------------------------
 6) Citizenship or Place of Organization                         United States

------------------------------------------------------------------------------
                   7) Sole Voting Power                                 30,000

   Number of      ------------------------------------------------------------
    Shares         8) Shared Voting Power                         3,484,152(1)
 Beneficially
   Owned by       ------------------------------------------------------------
Each Reporting     9) Sole Dispositive Power                            30,000
 Person With
                  ------------------------------------------------------------
                  10) Shared Dispositive Power                    3,484,152(1)

------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person     3,514,152

------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)                            /   /
    Excludes Certain Shares (See Instructions)

------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)                    2.1%

------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)                            IN

------------------------------------------------------------------------------

(1) Shares held as a trustee of Phoebe W. Haas Charitable
Trust (A) dated August 24, 1961.

CUSIP NUMBER: 775371-10-7                                  PAGE 13 OF 18 PAGES


Item 1. SECURITY AND ISSUER.

    (a) The class of equity securities to which this Statement on Schedule 13D relates is Common Stock, par value $1.00 per share ("Common Stock"), of Rohm and Haas Company, a Delaware corporation (the "Company").

    (b) The principal executive offices of the Company are located at 100 Independence Mall West, Philadelphia, Pennsylvania 19106.


Item 2. IDENTITY AND BACKGROUND.

    This Schedule 13D is filed by the following persons (collectively, the "Filers"):

     (1) Otto Haas Income Trust dated December 20, 1945, a trust;
     (2) Otto Haas Income Trust dated December 21, 1945, a trust;
     (3) Otto Haas Charitable Trust dated August 3, 1955, a trust;
     (4) Otto Haas Charitable Trust dated September 28, 1956, a trust;
     (5) Phoebe W. Haas Charitable Trust (A) dated August 24, 1961, a trust;
     (6) Phoebe W. Haas Charitable Trust (B) dated August 24, 1961, a trust;
     (7) John C. Haas, an individual;
     (8) John O. Haas, an individual;
     (9) William D. Haas, an individual;
    (10) Thomas W. Haas, an individual; and
    (11) Carole F. Haas, an individual.


    The occupation for each Filer who is an individual and the business address for each Filer is as follows:

     (1) Otto Haas Income Trust dated December 20, 1945, c/o John C. Haas, Trustee, 100 Independence Mall West, Philadelphia, PA 19106;

     (2) Otto Haas Income Trust dated December 21, 1945, c/o John C. Haas, Trustee, 100 Independence Mall West, Philadelphia, PA 19106;

     (3) Otto Haas Charitable Trust dated August 3, 1955, c/o John C. Haas, Trustee, 100 Independence Mall West, Philadelphia, PA 19106;

     (4) Otto Haas Charitable Trust dated September 28, 1956, c/o John C. Haas, Trustee, 100 Independence Mall West, Philadelphia, PA 19106;

     (5) Phoebe W. Haas Charitable Trust (A) dated August 24, 1961, c/o John O. Haas, Trustee, 425 Lombard Street, Philadelphia, PA 19147;

     (6) Phoebe W. Haas Charitable Trust (B) dated August 24, 1961, c/o John C. Haas, Trustee, 100 Independence Mall West, Philadelphia, PA 19106;

     (7) John C. Haas, retired, 100 Independence Mall West, Philadelphia, PA 19106;

     (8) John O. Haas, librarian, 425 Lombard Street, Philadelphia, PA 19147;

     (9) William D. Haas, investor, P.O. Box 125, Bear Creek, PA 18602;

    (10) Thomas W. Haas, investor, 583 Bay Road, Durham, NH 03824; and

    (11) Carole F. Haas, philanthropist, 1830 Rittenhouse Square, Apt. 16B, Philadelphia, PA 19103.

CUSIP NUMBER: 775371-10-7                                  PAGE 14 OF 18 PAGES

    During the past five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Each Filer who is an individual is a citizen of the United States.


Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    This filing is necessitated by the execution on February 25, 1999 of the Rohm and Haas Company Shareholder Agreement (the "Shareholder Agreement") described in Item 4 and not by the acquisition of additional shares of Rohm and Haas Company Common Stock, par value $1.00 per share ("Common Stock"). Accordingly, this item is inapplicable.


Item 4. PURPOSE OF TRANSACTION.

    The Filers entered into the Shareholder Agreement on February 25, 1999. Pursuant to the Shareholder Agreement, each Filer has agreed to vote all shares of Common Stock then beneficially owned in favor of (i) an amendment to the Restated Certificate of Incorporation of the Company to increase the number of authorized shares of Common Stock to 400 million shares and (ii) the issuance of Common Stock in the merger (the "Merger") of Morton Acquisition Corp., an Indiana corporation and a subsidiary of the Company, with Morton International, Inc. ("Morton") in accordance with the Business Corporation Law of the State of Indiana, pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger dated as of January 31, 1999 among Morton, Morton Acquisition Corp. and the Company (the "Merger Agreement").

    The Shareholder Agreement will terminate by its terms on the earlier of
(i) consummation of the Merger and (ii) the termination of the Merger Agreement pursuant to its terms. Until the termination of the Shareholder Agreement, the Filers have authorized the Company to request that the transfer agent place a stop transfer order with respect to all shares of Common Stock beneficially owned by the Filers.


Item 5. INTEREST IN SECURITIES OF THE ISSUER.

    (a)-(b) Items 7, 8, 9, 10, 11 and 13 from pages 2 through 12 of this
Schedule 13D are incorporated herein by reference.

    Mellon Bank, N.A. also shares the power of voting and disposition with respect to Otto Haas Income Trust dated December 20, 1945 and Otto Haas Income Trust dated December 21, 1945.

    First Union Bank also shares the power of voting and disposition with respect to Otto Haas Charitable Trust dated August 3, 1955 and Otto Haas Charitable Trust dated September 28, 1956.

    Chara C. Haas also shares the power of voting and disposition with respect to Phoebe W. Haas Charitable Trust (B) dated August 24, 1961.

    (c) None.

CUSIP NUMBER: 775371-10-7                                  PAGE 15 OF 18 PAGES


    (d) N/A

    (e) N/A


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

    Item 4 of this Schedule 13D is incorporated herein by reference.

    William D. Haas has pledged 120,813 shares of Common Stock to First Heritage Bank pursuant to that certain Commercial Pledge and Security Agreement, dated October 29, 1997, among Wyoming Valley Sports Dome, L.P., William D. Haas and First Heritage Bank.

    William D. Haas and his spouse have pledged 24,762 shares of Common Stock to First Heritage Bank pursuant to that certain Consumer Pledge Agreement, dated March 1, 1996, among William D. Haas and his spouse and First Heritage Bank.


Item 7. MATERIAL TO BE FILED AS EXHIBITS

    Exhibit 1.1 Rohm and Haas Company Shareholder Agreement among Morton International Inc. and certain shareholders of Rohm and Haas Company listed therein, dated February 25, 1999.

CUSIP NUMBER: 775371-10-7                                  PAGE 16 OF 18 PAGES


                                SIGNATURES
                                ----------

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct as of the date hereof.

Dated: March 5, 1999

                                     OTTO HAAS INCOME TRUST DATED
                                     DECEMBER 20, 1945


                                    By:   /s/ John C. Haas
                                       --------------------------------------
                                              John C. Haas, Trustee

                                    By:  /s/ John O. Haas
                                       --------------------------------------
                                             John O. Haas, Trustee

                                    By:  /s/ William D. Haas
                                       --------------------------------------
                                             William D. Haas, Trustee

                                    By:  /s/ Thomas W. Haas
                                       --------------------------------------
                                             Thomas W. Haas, Trustee


                                    OTTO HAAS INCOME TRUST DATED
                                      DECEMBER 21, 1945


                                    By:  /s/ John C. Haas
                                       --------------------------------------
                                             John C. Haas, Trustee

                                    By:  /s/ John O. Haas
                                       --------------------------------------
                                             John O. Haas, Trustee

                                    By:  /s/ William D. Haas
                                       --------------------------------------
                                             William D. Haas, Trustee

                                    By:  /s/ Thomas W. Haas
                                       --------------------------------------
                                             Thomas W. Haas, Trustee

CUSIP NUMBER: 775371-10-7                                  PAGE 17 OF 18 PAGES


                                    OTTO HAAS CHARITABLE TRUST
                                      DATED AUGUST 3, 1955


                                    By:  /s/ John C. Haas
                                       --------------------------------------
                                             John C. Haas, Trustee

                                    By:  /s/ John O. Haas
                                       --------------------------------------
                                             John O. Haas, Trustee

                                    By:  /s/ William D. Haas
                                       --------------------------------------
                                             William D. Haas, Trustee

                                    By:  /s/ Thomas W. Haas
                                       --------------------------------------
                                             Thomas W. Haas, Trustee


                                    OTTO HAAS CHARITABLE TRUST
                                       DATED SEPTEMBER 28, 1956

                                    By:  /s/ John C. Haas
                                       --------------------------------------
                                             John C. Haas, Trustee

                                    By:  /s/ John O. Haas
                                       --------------------------------------
                                             John O. Haas, Trustee

                                    By:  /s/ William D. Haas
                                       --------------------------------------
                                             William D. Haas, Trustee

                                    By:  /s/ Thomas W. Haas
                                       --------------------------------------
                                             Thomas W. Haas, Trustee


                                    PHOEBE W. HAAS CHARITABLE TRUST
                                    (A) DATED AUGUST 24, 1961

                                    By:  /s/ Carole F. Haas
                                       --------------------------------------
                                             Carole F. Haas, Trustee

                                    By:  /s/ John O. Haas
                                       --------------------------------------
                                             John O. Haas, Trustee

                                    By:  /s/ William D. Haas
                                       --------------------------------------
                                             William D. Haas, Trustee

                                    By:  /s/ Thomas W. Haas
                                       --------------------------------------
                                             Thomas W. Haas, Trustee

CUSIP NUMBER: 775371-10-7                                  PAGE 18 OF 18 PAGES


                                    PHOEBE W. HAAS CHARITABLE TRUST
                                    (B) DATED AUGUST 24, 1961


                                    By:  /s/ John C. Haas
                                       --------------------------------------
                                             John C. Haas, Trustee

                                    By:  /s/ David W. Haas
                                       --------------------------------------
                                             David W. Haas, Trustee


                                         /s/ John C. Haas
                                       --------------------------------------
                                             John C. Haas

                                         /s/ John O. Haas
                                       --------------------------------------
                                             John O. Haas

                                         /s/ William D. Haas
                                       --------------------------------------
                                             William D. Haas

                                         /s/ Thomas W. Haas
                                       --------------------------------------
                                             Thomas W. Haas

                                         /s/ Carole F. Haas
                                       --------------------------------------
                                             Carole F. Haas

                               EXHIBIT 1.1
                               -----------


               ROHM AND HAAS COMPANY SHAREHOLDER AGREEMENT
               -------------------------------------------

    SHAREHOLDER AGREEMENT (this "Agreement"), dated as of February 25, 1999, among Morton International, Inc., an Indiana corporation (the "Company"), and the individuals and trusts (collectively, the "Shareholders") named on Attachment A hereto, relating to the shares of Common Stock, par value $2.50 per share (the "Common Shares"), of Rohm and Haas Company, a Delaware corporation ("Parent"), beneficially owned by the Shareholders.


                               WITNESSETH:

    WHEREAS, the Company, Parent and Morton Acquisition Corp. (formerly known as Gershwin Acquisition Corp.), an Indiana corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), have entered into an Agreement and Plan of Merger, dated as of January 31, 1999 (the "Merger Agreement"), providing for (i) the offer (the "Offer") by Merger Sub to purchase up to 80,916,766 shares of Common Stock, par value $1.00 per share, of the Company ("Company Shares") and the associated preferred share purchase rights and (ii) the merger of Merger Sub with the Company in accordance with the Business Corporation Law of the State of Indiana (the "Merger"), on the terms and subject to the conditions set forth in the Merger Agreement;

    WHEREAS, as of the date hereof, each Shareholder beneficially owns the number of Common Shares set forth opposite such Shareholder's name on Attachment A hereto (the "Owned Shares");

    WHEREAS, the Company has requested that each Shareholder agree, and each Shareholder has agreed, to vote all the Owned Shares, together with any Common Shares acquired after the date of this Agreement, whether upon the exercise of options, conversion of convertible securities or otherwise, and any other voting securities of Parent (whether acquired heretofore or hereafter) that are beneficially owned by such Shareholder or over which such Shareholder has, directly or indirectly, the right to vote (collectively, the "Voting Shares"), in favor of (i) an amendment to the Restated Certificate of Incorporation of Parent to increase the number of authorized Common Shares to 400 million (the "Charter Amendment") and (ii) the issuance of Common Shares in the Merger pursuant to the Merger Agreement (the "Share Issuance") and any other matters submitted to the holders of Common Shares in furtherance of the Merger;

    WHEREAS, the Merger Agreement contemplates that, if following consummation of the Offer, the Charter Amendment and the Share Issuance are not approved by the shareholders of Parent, the Merger consideration will be adjusted to reduce the stock portion of the consideration paid thereunder such that holders of Company Shares will receive, in the aggregate, the maximum number of Common Shares that may be issued by Parent in the Merger without a shareholder vote under applicable laws and stock exchange regulations, with the remainder of the consideration paid in cash; and

    WHEREAS, the Shareholders desire to express their support for the Charter Amendment and the Share Issuance and the transactions contemplated by the Merger Agreement.

    NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the parties agree as follows:

    1. Agreement to Vote. Each Shareholder hereby agrees that, during the time this Agreement is in effect, at any meeting of the shareholders of Parent, however called, or any adjournment thereof, or by written consent, such Shareholder shall be present (in person or by proxy) and vote (or cause to be voted) all of its Voting Shares (a) in favor of the Charter Amendment and the Share Issuance, and any other matter that is required to facilitate the transactions contemplated by the Merger Agreement, and (b) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Parent or Merger Sub under the Merger Agreement or that would otherwise prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement. Each Shareholder hereby revokes any proxy previously granted by it with respect to the Owned Shares beneficially owned by such Shareholder.

    2. Termination.

         2.1. Termination of this Agreement. This Agreement shall terminate on the earlier of (a) the consummation of the Merger pursuant to the Merger Agreement or (b) the termination of the Merger Agreement in accordance with its terms.

         2.2. Effect of Termination. In the event of termination of this Agreement pursuant to Section 2.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however, no such termination shall relieve any party hereto from any liability for any breach of this Agreement occurring prior to such termination.

    3. Representations and Warranties of Shareholders. Each Shareholder hereby represents and warrants to the Company, solely as to such Shareholder, as follows:

         3.1 Due Organization. Each Shareholder that is not an individual has been duly organized, is validly existing and is in good standing, as applicable, under the laws of the jurisdiction of its organization.

         3.2 Power; Due Authorization; Binding Agreement. Such Shareholder has full legal capacity, power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by any Shareholder that is a trust have been duly and validly authorized by all necessary action on the part of such Shareholder's trustees, and no other proceedings on the part of such Shareholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such

    Shareholder and constitutes a valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, except that enforceability may be subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors rights generally and to general principles of equity.

         3.3 Ownership of Shares. On the date hereof, the Owned Shares set forth opposite such Shareholder's name on Attachment A hereto are owned of record or beneficially by such Shareholder and constitute all of the Voting Shares owned of record or beneficially by such Shareholder, free and clear of any claims, liens, encumbrances and security interests, except for such claims, liens and encumbrances as are specified on Attachment B hereto. The Shareholders have voting power with respect to all of such Owned Shares.

         3.4 No Conflicts. The execution and delivery of this Agreement by such Shareholder do not, and the performance of the terms of this Agreement by such Shareholder will not, (a) require such Shareholder to obtain the consent or approval of, or make any filing with or notification to, any governmental or regulatory authority, domestic or foreign, (b) in the case of a Shareholder that is a trust, conflict with or violate the Declaration of Trust or other trust agreement of such Shareholder, (c) require the consent or approval of any other person pursuant to any material agreement, obligation or instrument binding on such Shareholder or its properties and assets, (d) conflict with or violate any material law, rule, regulation, order, judgment or decree applicable to such Shareholder or by which any property or asset of such Shareholder is bound or (e) violate any other material agreement to which such Shareholder is a party including, without limitation, any voting agreement, stockholders agreement, irrevocable proxy or voting trust, except for any consent, approval, filing or notification, the failure of which to obtain, make or give would not, or any conflict or violation which would not, prevent, delay or materially adversely affect the consummation of the transactions contemplated by this Agreement or the Merger Agreement.

    4. Representations and Warranties of the Company. The Company hereby represents and warrants to each Shareholder as follows: The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of Indiana. The Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding agreement of the Company.

    5. Certain Covenants of Shareholders. Each Shareholder hereby covenants and agrees as follows:

         5.1 Restriction on Transfer, Proxies and Non-Interference. Each Shareholder hereby agrees, while this Agreement is in effect, and except as contemplated hereby, not to (a) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Voting Shares, (b) grant any proxies or powers of attorney, deposit any Voting Shares into a voting trust or enter into a voting agreement with respect to any Voting Shares or (c) take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing its obligations under this Agreement. Any transfer of Voting Shares not permitted hereby shall be null and void. Each Shareholder agrees that any such prohibited transfer may and should be enjoined. If any involuntary transfer of any of the Voting Shares shall occur (including, but not limited to, a sale by a Shareholder's trustee in bankruptcy, or a sale to a purchaser at any creditor's or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Voting Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect.

         5.2 Additional Shares. Each Shareholder hereby agrees, while this Agreement is in effect, to promptly notify the Company of the number of any new Voting Shares acquired by such Shareholder, if any, after the date hereof. Any such shares shall be subject to the terms of this Agreement.

         5.3 Certain Actions Restricted. Each Shareholder hereby agrees that prior to the conclusion of the Parent Stockholders Meeting (as defined in the Merger Agreement) (including any adjournments thereof) it will not, and will not permit its trustees, officers, agents or representatives to, directly or indirectly, without the written consent of the Company, take, or propose to take, or agree to take in writing or otherwise, any action which would be reasonably likely to prevent or materially delay the Offer or the Merger or make any of the representations or warranties of such Shareholder contained in this Agreement, untrue and incorrect as of the date when made if such action had then been taken; provided, that nothing contained in this Section
    5.3 shall prevent the trustee or trustees of any Shareholder that is a trust from taking any action which does not constitute a breach of
    Section 1, Section 5.1 or Section 5.2 hereof to the extent that such trustee or trustees determine in good faith, based on the advice of outside counsel to such trustee or trustees, that failure to take such action would violate its or their fiduciary duties under applicable law.

    6. Further Assurances. From time to time, at the Company's request and without further consideration, each Shareholder shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective the transactions contemplated by Section 1 of this Agreement.

    7. Stop Transfer Order. In furtherance of this Agreement, and concurrently herewith, each Shareholder shall and hereby does authorize Parent or Parent's counsel to notify Parent's transfer agent that there is a stop transfer order with respect to all of such Shareholder's Voting Shares.

    8. Miscellaneous.

         8.1 Non-Survival. The representations and warranties made herein shall not survive the termination of this Agreement.

         8.2 Entire Agreement; Assignment. This Agreement (a) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise.

         8.3 Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

         8.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, by facsimile transmission or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

    If to a Shareholder, to such Shareholder's address set forth on the signature pages hereto,

         copy to:

         Rohm and Haas Company
         100 Independence Mall West
         Philadelphia, Pennsylvania  19106
         Attention:  Corporate Secretary
         Fax:  (215) 592-3227

         and

         Simpson Thacher & Bartlett
         425 Lexington Avenue
         New York, New York  10017
         Attention:  William E. Curbow, Esq.
         Fax:  (212) 455-2502


    If to the Company:

       Morton International, Inc.
       100 North Riverside Plaza
       Chicago, Illinois 60606
       Attention:  Corporate Secretary
       Fax:  (312) 807-2101

       copy to:

       Wachtell, Lipton, Rosen & Katz
       51 West 52nd Street

       New York, New York  10019
       Attention:  Eric S. Robinson, Esq.
       Fax:  (212) 403-2000

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

         8.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         8.6 Specific Performance. Each Shareholder recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the Company to sustain irreparable injury and damages, for which money damages would not provide an adequate remedy, and therefore each Shareholder agrees that in the event of any such breach the Company shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal or state court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement; (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal or state court sitting in the State of Delaware, and appoints Parent as the agent for service of process in connection with this Agreement.

         8.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same Agreement.

         8.8 Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

         8.9 Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                  MORTON INTERNATIONAL, INC.



                                  By:    /s/ Raymond P. Buschmann
                                         ------------------------------------
                                  Name:  Raymond P. Buschmann
                                  Title: Vice President for Legal Affairs,
                                         General Counsel and Secretary


                                  OTTO HAAS TRUST DATED
                                  DECEMBER 20, 1945
                                  c/o John C. Haas, Trustee
                                  100 Independence Mall West
                                  Philadelphia, PA 19106


                                  By: /s/ John C. Haas
                                      ---------------------------------------
                                          John C. Haas, Trustee

                                  By: /s/ John O. Haas
                                      ---------------------------------------
                                          John O. Haas, Trustee

                                  By: /s/ William D. Haas
                                      ---------------------------------------
                                          William D. Haas, Trustee

                                  By: /s/ Thomas W. Haas
                                      ---------------------------------------
                                          Thomas W. Haas, Trustee


                                  OTTO HAAS TRUST DATED
                                  DECEMBER 21, 1945
                                  c/o John C. Haas, Trustee
                                  100 Independence Mall West
                                  Philadelphia, PA 19106


                                  By: /s/ John C. Haas
                                      ---------------------------------------
                                          John C. Haas, Trustee

                                  By: /s/ John O. Haas
                                      ---------------------------------------
                                          John O. Haas, Trustee

                                  By: /s/ William D. Haas
                                      ---------------------------------------
                                          William D. Haas, Trustee

                                  By: /s/ Thomas W. Haas
                                      ---------------------------------------
                                          Thomas W. Haas, Trustee

                                  OTTO HAAS CHARITABLE TRUST
                                  DATED AUGUST 3, 1955
                                  c/o John C. Haas, Trustee
                                  100 Independence Mall West
                                  Philadelphia, PA 19106


                                  By: /s/ John C. Haas
                                      ---------------------------------------
                                          John C. Haas, Trustee

                                  By: /s/ John O. Haas
                                      ---------------------------------------
                                          John O. Haas, Trustee

                                  By: /s/ William D. Haas
                                      ---------------------------------------
                                          William D. Haas, Trustee

                                  By: /s/ Thomas W. Haas
                                      ---------------------------------------
                                          Thomas W. Haas, Trustee

                                  OTTO HAAS CHARITABLE TRUST
                                  DATED SEPTEMBER 28, 1956
                                  c/o John C. Haas, Trustee
                                  100 Independence Mall West
                                  Philadelphia, PA 19106


                                  By: /s/ John C. Haas
                                      ---------------------------------------
                                          John C. Haas, Trustee

                                  By: /s/ John O. Haas
                                      ---------------------------------------
                                          John O. Haas, Trustee

                                  By: /s/ William D. Haas
                                      ---------------------------------------
                                          William D. Haas, Trustee

                                  By: /s/ Thomas W. Haas
                                      ---------------------------------------
                                          Thomas W. Haas, Trustee

                                  PHOEBE W. HAAS TRUST (A) DATED
                                  AUGUST 24, 1961
                                  c/o John O. Haas, Trustee
                                  425 Lombard Street
                                  Philadelphia, PA 19147


                                  By: /s/ Carole F. Haas
                                      ---------------------------------------
                                          Carole F. Haas, Trustee

                                  By: /s/ John O. Haas
                                      ---------------------------------------
                                          John O. Haas, Trustee

                                  By: /s/ William D. Haas
                                      ---------------------------------------
                                          William D. Haas, Trustee

                                  By: /s/ Thomas W. Haas
                                      ---------------------------------------
                                          Thomas W. Haas, Trustee

                                  PHOEBE W. HAAS TRUST (B) DATED
                                  AUGUST 24, 1961
                                  c/o John C. Haas, Trustee
                                  100 Independence Mall West
                                  Philadelphia, PA 19106


                                  By: /s/ John C. Haas
                                      ---------------------------------------
                                          John C. Haas, Trustee

                                  By: /s/ David W. Haas
                                      ---------------------------------------
                                          David W. Haas, Trustee

                                  By: /s/ Chara C. Haas
                                      ---------------------------------------
                                          Chara C. Haas, Trustee

                                       /s/ John C. Haas
                                      ---------------------------------------
                                           John C. Haas
                                           100 Independence Mall West
                                           Philadelphia, PA 19106


                                      /s/ John O. Haas
                                      ---------------------------------------
                                          John O. Haas
                                          425 Lombard Street
                                          Philadelphia, PA 19147


                                       /s/ Janet F. Haas
                                      ---------------------------------------
                                           Janet F. Haas
                                           The William Penn Foundation
                                           2 Logan Square - 11th Floor
                                           100 N. 18th Street
                                           Philadelphia, PA 19103


                                      /s/ William D. Haas
                                      ---------------------------------------
                                          William D. Haas
                                          P.O. Box 125
                                          Bear Creek, PA 18602


                                      /s/ Jeanie O. Haas
                                      ---------------------------------------
                                          Jeanie O. Haas
                                          P.O. Box 125
                                          Bear Creek, PA 18602


                                      /s/ Thomas W. Haas
                                      ---------------------------------------
                                          Thomas W. Haas
                                          583 Bay Road
                                          Durham, NH 03824


                                      /s/ Melinda Haas
                                      ---------------------------------------
                                          Melinda Haas
                                          583 Bay Road
                                          Durham, NH 03824


                                      /s/ Carole F. Haas
                                      ---------------------------------------
                                          Carole F. Haas
                                          1830 Rittenhouse Square
                                          Apt. 16B
                                          Philadelphia, PA 19103

                               ATTACHMENT A

                       Shareholder                      Owned Shares
    -----------------------------------------------     ------------
    Otto Haas Trust dated 12/20/45                        2,301,048
    Otto Haas Trust dated 12/21/45                       27,083,736
    Otto Haas Charitable Trust dated 8/3/55               5,819,580
    Otto Haas Charitable Trust dated 9/28/56             21,670,560
    Phoebe W. Haas (A) Trust dated 8/24/61                3,484,152
    Phoebe W. Haas (B) Trust dated 8/24/61                3,484,152
    John C. Haas, individually                              373,755
    John O. Haas, individually                              282,192
    John O. Haas, jointly with Janet F. Haas                 94,686
    William D. Haas, individually                           131,598
    William D. Haas, jointly with Jeanie O. Haas            186,762
    Thomas W. Haas, individually                             43,638
    Thomas W. Haas, jointly with Melinda Haas               488,781
    Thomas W. Haas, jointly with Vanguard Brokerage          12,285
    Melinda Haas                                             50,409
    Carole F. Haas, widow of Otto Haas                       30,000

                               ATTACHMENT B


    William D. Haas has pledged 120,813 Owned Shares (Stock Certificate No. S 49338) to First Heritage Bank pursuant to that certain Commercial Pledge and Security Agreement, dated October 29, 1997, among Wyoming Valley Sports Dome, L.P., William D. Haas and First Heritage Bank (the "Security Agreement"), a true and complete copy of which has been provided to the Company. William D. Haas represents and warrants to the Company that, to the best of his knowledge, as of the date of this Agreement, no event of default exists or has occurred under the Security Agreement.

    William D. Haas and Jeanie E. Haas have pledged 24,762 Owned Shares to First Heritage Bank pursuant to that certain Consumer Pledge Agreement, dated March 1, 1996, among William D. Haas and Jeanie E. Haas and First Heritage Bank (the "Consumer Pledge Agreement"), a true and complete copy of which has been provided to the Company. William D. Haas and Jeanie E. Haas represent and warrant to the Company that, as of the date of this Agreement, no event of default exists or has occurred under the Consumer Pledge Agreement.


                                    12